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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7

                       Chicago Bridge & Iron Company N.V.
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                                (Name of Issuer)

                         Common Stock, par value NLG .01
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                         (Title of Class of Securities)

                                    N19808109
          -------------------------------------------------------------
                                 (CUSIP Number)

       Richard E. Blohm, Jr., 1415 Louisiana Street, Suite 3000, Houston,
                           Texas 77002 (713) 739-6500
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 2, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

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CUSIP No. N19808109              SCHEDULE 13D       Page     2   of   8    Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wedge Engineering B.V.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
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3
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4    SOURCE OF FUNDS*
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Netherlands
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               7    SOLE VOTING POWER
 NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,000,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            2,000,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     Approximately 4.4%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2

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CUSIP No. N19808109              SCHEDULE 13D       Page     3   of   8    Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Issam M. Fares
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
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3
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4    SOURCE OF FUNDS*
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Lebanon
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               7    SOLE VOTING POWER
 NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,000,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            2,000,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     Approximately 4.4%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       3

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CUSIP No. N19808109              SCHEDULE 13D       Page     4   of   8    Pages
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         This Amendment No. 7 to the statement on Schedule 13D, originally filed on January 8, 2001 and amended on February 14, 2001, December 10, 2001, March 6, 2002, March 15, 2002, May 2, 2002 and July 11, 2003 (the "Original Statement"), is filed by WEDGE Engineering B.V., a Netherlands company ("WEDGE Engineering"), and Issam M. Fares and relates to the Common Stock, par value NLG .01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a company organized under the laws of the Netherlands ("Issuer"), to supplement certain information set forth the Original Statement. Unless amended or restated, the Original Statement remains in effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.           PURPOSE OF TRANSACTION.

         The text of Item 4 of the Original Statement is hereby amended by adding the following:

         On June 26, 2003, WEDGE Engineering entered into an underwriting agreement (the "Underwriting Agreement") with Credit Suisse First Boston LLC, Banc of America Securities LLC, Lehman Brothers Inc., BMO Nesbitt Burns Corp., First Albany Corporation, Hibernia Southcoast Capital and Sanders Morris Harris, Inc. (collectively, the "Underwriters") providing for, among other things, the sale of 1,705,528 shares of Common Stock (the "Offered Securities") to the Underwriters by WEDGE Engineering at price of $20.662 per share. The Underwriters resold the Offered Securities to the public at $21.75 per share. The transaction closed on July 2, 2003.

         A registration statement relating to the Offered Securities has been filed with the Securities and Exchange Commission and has been declared effective. This Amendment No. 7 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from Credit Suisse First Boston LLC at Eleven Madison Avenue, Prospectus Department, New York, New York, 10010-3629.

                                       4

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CUSIP No. N19808109              SCHEDULE 13D       Page     5   of   8    Pages
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The text of Item 5 is hereby deleted in its entirety and the following substituted therefor:

         (a) As set forth herein, WEDGE Engineering owns 2,000,000 shares of Common Stock of the Issuer, which represents approximately 4.4% of the outstanding Common Stock (based upon 45,456,725 shares of Common Stock outstanding after the offering described in Item 4, as represented by the Issuer). See Items 3 and 4.

                  As set forth herein, Mr. Fares may be deemed to beneficially own 2,000,000 shares of Common Stock of the Issuer, which represents approximately 4.4% of the outstanding Common Stock (based upon 45,456,725 shares of Common Stock outstanding after the offering described in Item 4, as represented by the Issuer). See Items 3 and 4.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by WEDGE Engineering. See Item 2.

         (c) Except as described in the Schedule 13D, neither WEDGE Engineering, nor to the best of WEDGE Engineering's knowledge, Mr. Issam M. Fares has effected any transaction in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e) Each of WEDGE Engineering and Mr. Fares ceased to be a beneficial owner of more than five percent of the Common Stock on July 2, 2003.

                                       5

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CUSIP No. N19808109              SCHEDULE 13D       Page     6   of   8    Pages
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         The text of Item 6 of the Original Statement is hereby amended by adding the following:

         On June 26, 2003, WEDGE Engineering entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at $20.662 per share. Pursuant to the terms of the Underwriting Agreement, WEDGE Engineering agreed, from the date of the Underwriting Agreement to 90 days after the date of the public offering of the Offered Securities, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of securities of the Issuer or securities convertible into or exchangeable or exercisable for any shares of securities of the Issuer, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities of the Issuer, whether any such aforementioned transaction is to be settled by delivery of securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Credit Suisse First Boston LLC or Banc of America Securities LLC. During such period, WEDGE Engineering will not make any demand for or exercise any rights with respect to the registration of any securities of the Issuer or any security convertible into or exercisable or exchangeable for securities of the Issuer. The foregoing restrictions do not prohibit transfers to affiliates of WEDGE Engineering who agree in writing to be bound by this restriction. The Underwriting Agreement contains additional customary terms and conditions. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4.

         On March 19, 2003, WEDGE Engineering and the Issuer amended the Shareholder Agreement, dated as of December 28, 2000 and as previously amended on February 7, 2001, to lower the threshold for exercising WEDGE Engineering's remaining demand and piggyback registration rights to 4% of the issued and outstanding shares of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Statement is hereby amended to add the following exhibit:

99.9 Underwriting Agreement dated as of June 26, 2003 among WEDGE Engineering B.V., a Netherlands company with its statutory seat in Amsterdam, First Reserve Fund VIII, L.P., Gerald M. Glenn, the Issuer, and the several underwriters named in Schedule B thereto.

99.10 Amendment No. 2 to Shareholder Agreement dated as of March 19, 2003 among WEDGE Group Incorporated, the Issuer and certain shareholders of the Issuer (incorporated by reference to Exhibit 4.3 of the Issuer's Form 10-K for the fiscal year ended December 31, 2002).

                                       6

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CUSIP No. N19808109              SCHEDULE 13D       Page     7   of   8    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  July 2, 2003.

                                     WEDGE ENGINEERING B.V.

                                     By:  Minefa Holding, B.V.,
                                          its Managing Director

                                          By:  Issam M. Fares,
                                               its Managing Director

                                               By:  /s/ Richard E. Blohm, Jr.
                                                    --------------------------
                                                    Richard E. Blohm, Jr.
                                                    Attorney-in-Fact

                                     ISSAM M. FARES

                                     By:  /s/ Richard E. Blohm, Jr.
                                          --------------------------
                                          Richard E. Blohm, Jr.
                                          Attorney-in-Fact

                                       7

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CUSIP No. N19808109              SCHEDULE 13D       Page     8   of   8    Pages
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                                 EXHIBIT INDEX

99.9 Underwriting Agreement dated as of June 26, 2003 among WEDGE Engineering B.V., a Netherlands company with its statutory seat in Amsterdam, First Reserve Fund VIII, L.P., Gerald M. Glenn, the Issuer, and the several underwriters named in Schedule B thereto.

99.10 Amendment No. 2 to Shareholder Agreement dated as of March 19, 2003 among WEDGE Group Incorporated, the Issuer and certain shareholders of the Issuer (incorporated by reference to Exhibit 4.3 of the Issuer's Form 10-K for the fiscal year ended December 31, 2002).

                                       8